Exhibit 99.1

Cenovus sells royalty business for $3.3 billion

Sale to significantly strengthen company’s balance sheet

Calgary, Alberta (June 30, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has reached an agreement to sell Heritage Royalty Limited Partnership (HRP), a wholly-owned subsidiary, to Ontario Teachers’ Pension Plan (Teachers’) for gross cash proceeds of approximately $3.3 billion. HRP holds approximately 4.8 million gross acres of royalty interest and mineral fee title lands in Alberta, Saskatchewan and Manitoba. In the first quarter of 2015, HRP had associated third-party royalty interest volumes of approximately 7,800 barrels of oil equivalent per day (BOE/d). Additional royalties have also been added to HRP — a royalty on Cenovus’s working interest production with implied first quarter volumes of approximately 5,400 BOE/d (pro forma), as well as a Gross Overriding Royalty (GORR) on Cenovus’s Pelican Lake heavy oil property in northern Alberta and its enhanced oil recovery project in Weyburn, Saskatchewan, with implied first quarter volumes of 1,600 BOE/d (pro forma). The GORR represents less than 15% of HRP’s cash flow.

“We believe this agreement captures significant value for Cenovus shareholders from our royalty and fee lands business,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “The proceeds from this sale will strengthen our balance sheet and provide us with greater resilience during these uncertain times as well as the flexibility to invest in organic projects with strong returns.”

Cenovus’s decision to sell HRP to Teachers’ is the outcome of a rigorous marketing process that attracted significant interest. Over the past several months, the company considered several alternatives to generate value from the business, including a potential initial public offering. After a thorough review, the transaction with Teachers’ was determined to be the best alternative to maximize value for Cenovus shareholders.

“We believe this transaction will realize value that isn’t currently reflected in our share price,” Ferguson said.

At the end of the first quarter, the company’s net debt to capitalization ratio was 27%, which significantly improves with this transaction. Cenovus’s pro forma cash position at the end of the quarter would have been $5.1 billion, or $6.16 per outstanding share. As a result of the transaction, Cenovus’s consolidated production, on a pro forma basis, will be reduced by the 7,800 BOE/d of third-party royalty interest volumes.

Where Cenovus has current working interest production on these fee lands, the company has entered into lease agreements with HRP. Royalty rates and lease terms are attractive to Cenovus and are not expected to materially impact the free cash flow currently generated from these assets. To help preserve the future growth and development of its conventional oil and gas business, the company has also retained an option to acquire leases at pre-determined rates and lease terms for up to 10 years on more than 800,000 acres in zones of the fee lands currently being developed by Cenovus. Approximately 40 staff members of HRP will be transferred as part of the transaction.

TD Securities Inc. acted as Cenovus’s exclusive financial advisor throughout the sales process. The effective date of the transaction is April 1, 2015 and it is expected to close by the end of July 2015, subject to certain conditions. Cenovus plans to provide more details about how it will use the proceeds from this sale once the deal closes.

Transaction quick facts
Gross proceeds ($ millions)	$3,300

For the three months ended March 31, 2015:
Production and cash flow
Third-party royalty interest volumes (BOE/d)	7,800
Implied Cenovus royalty interest volumes (BOE/d)[1]	5,400
Implied Weyburn and Pelican Lake GORR volumes (BOE/d)[1,2]	1,600
Estimated cash flow from the royalty and fee lands business ($ millions)[3]	$30

Transaction metric
Transaction value per BOE/d	$223,000

Additional pro forma metrics
Production volumes (BOE/d)[4]	287,200 (vs. 295,000 prior to transaction)
Cash and cash equivalents ($ millions)[5]	$5,100

1 Cenovus’s production volumes are reported on a before-royalty basis and therefore will not be reduced by the disposition of the Cenovus royalty interest or GORR volumes post-transaction.

2 Pelican Lake GORR at 3%; Weyburn at 5% on Cenovus’s 50.4% net economic interest.

3 Cash flow is a non-GAAP measure defined as revenues less freehold tax, general & administrative expense and cash tax. Cash flow has been calculated as if the royalty business existed as at January 1, 2015 as a stand-alone taxable entity.

4 Implied Cenovus royalty interest volumes and GORRs are accounted for as a royalty expense.

5 Includes pre-tax proceeds from the transaction plus cash and cash equivalents on the balance sheet as of March 31, 2015.

ADVISORY

FINANCIAL INFORMATION

Non-GAAP Measures This news release contains references to cash flow (defined above) and net debt to capitalization, which is a ratio that management uses to steward the company’s overall debt position and as a measure of the company’s overall financial strength, where net debt is a non-GAAP measure defined as debt net of cash and cash equivalents, debt is a non-GAAP measure defined as short-term borrowings and the current and long-term portions of long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable, and capitalization is a non-GAAP measure defined as net debt plus shareholders’ equity.

These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus’s first quarter 2015 Management’s Discussion & Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION

Barrels of Oil Equivalent Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six Mcf to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “believe”, “expect”, “plan”, “future”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: expected transaction metrics and estimated impacts of the transaction to Cenovus, including expected pro forma prior period impacts and those identified under the headings ‘Transaction quick facts’, ‘Transaction metric’ and ‘Additional pro forma metrics’; potential value to Cenovus and its shareholders to be captured from the transaction; expected impact and use of proceeds from the transaction; expected impact to Cenovus of lease agreements with HRP under the transaction; and the expected timeline for closing of the transaction. Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: ability to satisfy conditions to closing of the transaction, including obtaining necessary regulatory and partner approvals; successful closing of the transaction; assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; and timely implementation of capital projects or stages thereof; Cenovus’s ability to generate sufficient cash flow from operations to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities  regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: risks inherent to closing of the transaction, including obtaining necessary regulatory or other third-party approvals and satisfying other closing conditions in connection therewith; as well as the other risk factors and uncertainties identified in Cenovus’s First Quarter Report, which remain accurate as of the date of this release. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in Cenovus’s most recent Annual Information Form/Form 40-F, “Risk Management” in Cenovus’s current and annual MD&A and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, on EDGAR at sec.gov and our website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $22 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Kam Sandhar

Director, Investor Relations

403-766-5883

Graham Ingram

Manager, Investor Relations

403-766-2849

Anna Kozicky

Senior Analyst, Investor Relations

403-766-4277

Steve Murray

Senior Analyst, Investor Relations

403-766-3382

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